CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

12th April 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	06/04/2005

Yours faithfully,

Krupali Patel

dlw 4/25

REG-Catlin Group Limited Holding(s) in Company
Released: 06/04/2005

RNS Number:7209K
Catlin Group Limited
06 April 2005

Catlin Group Limited

Holding in Company

Catlin Group Limited ("the Company") was notified on 5 April 2005 that Centre III Catlin Holdings Limited ("Centre Partners") has sold an aggregate of 1,756,700 shares. Centre Partners previously held 5,127,683 shares and 675,068 warrants (3.8% of the Company's share capital). As a result of the share sales, Centre Partner's interest in the Company's share capital is now less than 3 per cent (the threshold for notifiable interests).

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